Exhibit 99.3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for First Quarter 2016

Heidelberg, Germany, May 18, 2016 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended March 31, 2016.

“IO combination therapies, like our lead drug AFM13 in combination with our partner Merck’s Keytruda, may offer a similarly high efficacy with significantly less toxicity compared to current frontline treatments of Hodgkin lymphoma patients. According to the KOLs, this would represent a significant advancement over chemotherapy, which causes life-long debilitating side effects,” said Dr. Adi Hoess, CEO of Affimed. “Based on our compelling preclinical data and deep expertise in NK-cell-based immunotherapy, we plan to expand the preclinical and clinical activities of our NK-cell TandAb platform in both hematologic and solid tumors.”

Pipeline Updates

Clinical programs

•	Affimed is developing its lead candidate AFM13, a bispecific CD30/CD16A NK-cell-engaging TandAb as both mono- and combination therapy to treat hematological malignancies such as HL. The Company’s IND application for a Phase1b AFM13/ KEYTRUDA® (pembrolizumab) combination study in HL patients relapsed or refractory to chemotherapy, including Adcetris™, has recently been accepted by the FDA and is now active. The first sites have been opened and the study is recruiting. Under its recently signed collaboration agreement with Merck, Affimed will sponsor the study and Merck will supply KEYTRUDA® for the clinical trial. The Company anticipates providing a first update on the study by the end of 2016 or in the first quarter of 2017.

•	Due to delays in opening additional trial sites and the earlier availability of anti PD-1 antibodies for the treatment of relapsed/refractory HL patients, Affimed is experiencing slower recruitment into the ongoing Phase 2a monotherapy study of AFM13 sponsored by the German Hodgkin Study Group (GHSG). The Company will provide an update on timelines and status once more information on the enrollment trend becomes available.

•	Affimed is also supporting a translational Phase 1b/2a trial in CD30-positive lymphoma with cutaneous manifestation sponsored by Columbia University for which Columbia submitted an IND to the FDA that has since become effective.

•	Patient enrollment is ongoing into a Phase 1 study in non-Hodgkin lymphoma (NHL) for Affimed’s second clinical candidate, AFM11, a bispecific CD19/CD3 T-cell-engaging TandAb, with first data expected to be reported by the end of 2016. The Company will also investigate AFM11 in acute lymphocytic leukemia (ALL) with a Phase 1 study now anticipated to be initiated in the third quarter of 2016, versus the previous guidance of first half of 2016, due to additional administrative efforts to initiate trial sites.

Preclinical and partnered programs

•	Affimed has presented two posters demonstrating the Company’s progress in developing NK- and T-cell-engaging TandAbs for the treatment of solid tumors at the American Association for Cancer Research (AACR) 2016 Annual Meeting. AFM21, an EGFRvIII/CD3-targeting T-cell TandAb and AFM22, an EGFRvIII/CD16A-targeting NK-cell TandAb as well as AFM24, an EGFRwt/CD16A-targeting NK-cell TandAb, have shown high specificity and cytotoxic potency in vitro.

•	In a third poster at AACR, Affimed, together with its collaboration partner Stanford University, provided further evidence for synergy between AFM13 and an anti-PD-1 antibody. The data presented at AACR indicate that AFM13-mediated tumor infiltration and activation of different immune cell subpopulations is the molecular basis for the higher efficacy observed for AFM13 in combination with anti-PD-1 treatment.

Corporate Highlights

•	Affimed hosted a KOL Day in New York with four world-renowned experts in the fields of Hodgkin lymphoma, immunotherapy and NK-cell biology, discussing current status and future options of Hodgkin lymphoma (HL) treatment. The experts, Dr. Andreas Engert (University Hospital Cologne), Dr. Andrew Evens (Tufts Medical Center), Dr. Michael Caligiuri (The Ohio State University Comprehensive Cancer Center) and Dr. Holbrook Kohrt (†; Stanford University Medical Center) outlined the existing need for novel HL therapeutics, including in relapsed and refractory patients, with strong efficacy but significantly lower toxicity and fewer mid- and long-term side-effects. They highlighted the potential of immunotherapies to meet this need, particularly in combination therapies with checkpoint modulators such as Affimed’s NK-cell engager AFM13 with the anti PD-1 antibody pembrolizumab.

•	The Company made important additions to its Management, Supervisory Board and Scientific Advisory Board. Dr. Joerg Windisch, former CSO of Sandoz Biopharmaceuticals, joined Affimed as Chief Operating Officer to support the Company’s expanding clinical pipeline. Dr. Windisch is an expert in regulatory affairs, quality control and project management with a proven track record in the development and manufacturing of marketed biologics. The Company expanded its Supervisory Board with the addition of Dr. Bernhard Ehmer, a seasoned expert in the industry with extensive international general management and clinical development experience in biopharmaceuticals. Dr. Andrew Evens, Professor of Medicine, Chief of the Division of Hematology/Oncology and Director of the Tufts Cancer Center at Tufts Medical Center in Boston, Massachusetts, joined Affimed’s Scientific Advisory Board. Dr. Evens is an expert in the field of hematological malignancies, with particular focus on translational aspects and clinical trial design.

Financial Highlights

(Figures for the first quarter of 2016 and 2015 represent unaudited figures)

Cash and cash equivalents and financial assets totaled €66.8 million as of March 31, 2016 compared to €76.7 million as of December 31, 2015. The decrease was primarily attributable to Affimed’s operational expenses.

Net cash used in operating activities for the first quarter of 2016 was €8.5 million compared to €3.9 million for the first quarter of 2015. The increase was primarily related to higher cash expenditure for research and development (R&D) in connection with our development and collaboration programs.

Revenue for the first quarter of 2016 was €1.9 million compared to €2.5 million for the first quarter of 2015. Revenue in both periods was primarily derived from Affimed’s collaboration with Amphivena and from third party services rendered by AbCheck.

R&D expenses for the first quarter of 2016 were €7.1 million compared to €2.9 million for the first quarter of 2015. The increase was primarily related to higher expenses for AFM13, preclinical programs and infrastructure. G&A expenses for the first quarter of 2016 were €2.1 million compared to €1.8 million for the first quarter of 2015. The increase was primarily related to higher share-based payment expenses.

Net loss for the first quarter of 2016 was €8.5 million, or €0.25 per common share, compared to a net loss of €1.5 million, or €0.06 per common share, for the first quarter of 2015. The increase in net loss is primarily related to increased spending on R&D for AFM13, preclinical programs and infrastructure. In addition, net loss was affected by finance costs of €1.3 million in the first quarter of 2016, whereas finance income of €0.5 was shown in the first quarter of 2015.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference call and webcast information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. EST. A webcast of the conference call can be accessed in the “Events” section on the “Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Media Contact:

Anca Alexandru, Head of Communications

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive loss (in € thousand)

	For the three months ended March 31
	2015	2016

Revenue	2,538	1,936

Other income – net	229	86
Research and development expenses	(2,921)	(7,068)
General and administrative expenses	(1,848)	(2,093)

Operating loss	(2,002)	(7,139)

Finance income / (costs) - net	518	(1,322)

Loss before tax	(1,484)	(8,461)

Income taxes	0	(1)

Loss for the period	(1,484)	(8,462)

Total comprehensive loss	(1,484)	(8,462)

Loss per share in € per share	(0.06)	(0.25)
(undiluted = diluted)

Affimed N.V.

Condensed consolidated statement of financial position (in € thousand)

	December 31, 2015	March 31, 2016
		(unaudited)

ASSETS
Non-current assets

Intangible assets	72	73
Leasehold improvements and equipment	915	932
	987	1,005
Current assets
Inventories	228	242
Trade and other receivables	915	1,923
Other assets	452	682
Financial assets	0	17,567
Cash and cash equivalents	76,740	49,181
	78,335	69,595

TOTAL ASSETS	79,322	70,600

EQUITY AND LIABILITIES
Equity
Issued capital	333	333
Capital reserves	187,169	188,116
Accumulated deficit	(120,228)	(128,690)
Total equity	67,274	59,759

Non-current liabilities
Borrowings	3,104	2,509
Total non-current liabilities	3,104	2,509

Current liabilities
Trade and other payables	4,444	4,711
Borrowings	1,472	1,920
Deferred revenue	3,028	1,701
Total current liabilities	8,944	8,332

TOTAL EQUITY AND LIABILITIES	79,322	70,600

Affimed N.V.

Unaudited condensed consolidated statement of cash flows (in € thousand)

	For the three months ended March 31
	2015	2016
Cash flow from operating activities
Loss for the period	(1,484)	(8,462)
Adjustments for the period:
- Income taxes	0	1
- Depreciation and amortization	84	105
- Share based payments	342	947
- Finance income / costs – net	(518)	1,322

	(1,576)	(6,087)
Change in trade and other receivables	(118)	(999)
Change in inventories	(2)	(14)
Change in other assets	0	(230)
Change in trade and other payables	(2,090)	(1,060)

Cash used in operating activities	(3,786)	(8,390)
Interest received	2	0
Paid interest	(140)	(125)

Net cash used in operating activities	(3,924)	(8,515)

Cash flow from investing activities
Purchase of intangible assets	(5)	(10)
Purchase of leasehold improvements and equipment	(32)	(113)
Cash paid for investments in current financial assets	0	(18,128)

Net cash used for investing activities	(37)	(18,251)

Cash flow from financing activities	0	0

Net changes to cash and cash equivalents	(3,961)	(26,766)
Cash and cash equivalents at the beginning of the period	39,725	76,740
Exchange-rate related changes of cash and cash equivalents	1,269	(793)
Cash and cash equivalents at the end of the period*	37,033	49,181

*Total cash and cash equivalents and financial assets as of March 31, 2016: 66,748 (March 31, 2015: 37,033)

Affimed N.V.

Unaudited condensed consolidated statement of changes in equity (in € thousand)

	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2015	240	131,544	(99,989)	31,795

Equity-settled share based payment awards		342		342
Loss for the period			(1,484)	(1,484)

Balance as of March 31, 2015	240	131,886	(101,473)	30,653

Balance as of January 1, 2016	333	187,169	(120,228)	67,274

Equity-settled share based payment awards		947		947
Loss for the period			(8,462)	(8,462)

Balance as of March 31, 2016	333	188,116	(128,690)	59,759